UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-u

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported): January 29, 2026

Cabbacis Inc

(Exact name of issuer as specified in its charter)

Nevada	93-2432982
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

3193 Buffalo Avenue, Unit 1

Niagara Falls, NY 14303
(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (716) 320-5525

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events

On January 28, 2026, Cabbacis Inc (OTC: CABI) (the “Company”), issued a press release. A copy of the press release is attached as Exhibit 1U.1 to this Current Report on Form 1-U.

Neither this Form 1-U nor the press release attached to this Form 1-U is an offer to buy or sell securities. Any securities offered are qualified in their entirety by and subject to the terms of the Offering Circular, which can be found at https://www.sec.gov/Archives/edgar/data/1987010/000121390025115315/0001213900-25-115315-index.htm. Investing in shares of Cabbacis Inc is highly speculative, involves significant risks and is suitable only for persons who can afford to lose their entire investment. Furthermore, investors must understand that such investment could be illiquid for an indefinite period of time. Only a limited public market currently exists for the shares of Cabbacis Inc. Also, past performance should not be relied upon as a forecast of future performance.

Exhibit Number	Exhibit
1U.1	Press Release

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cabbacis Inc

By:	/s/ Joseph Pandolfino
	Name:	Joseph Pandolfino
	Title:	Chief Executive Officer and Chairman

Dated: January 29, 2026

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